Wolters Kluwer

02 AUG 27 AM 8:41

Wolters Kluwer n
August 13, 2002

02049622

82-2683

SUPPL

Wolters Kluwer appoints new Chief Financial Officer

Wolters Kluwer nv announced today that it has appointed Boudewijn L.J.M. Beerkens (39) as its new Chief Financial Officer/Senior Vice President Finance, Accounting and Control. As from November 1, 2002 Mr. Beerkens will succeed Hans E.M. van Dinter. After a working life of 40 years, of which almost 30 years for Wolters Kluwer, Mr. Van Dinter has decided to spend more time on his personal interests.

In his role as CFO, Mr. Beerkens will be responsible for Mergers & Acquisitions, Treasury; Business Analysis & Control, Accounting, Taxation and Risk Management.

Mr. Beerkens holds a degree in Notarial Law and Dutch Civil Law (Vrije Universiteit, Amsterdam) and is currently Managing Partner at PricewaterhouseCoopers N.V. He is responsible for the Corporate Finance and Recovery team. Mr. Beerkens joined PricewaterhouseCoopers in 1991. Before that he worked for a subsidiary of Vendex International in Brasil.

Note for the editor:

Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.8 billion, employing approximately 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education.
The Wolters Kluwer shares are quoted on the Euronext Amsterdam. Preliminary results will be announced in January 2003. The financial results for the year 2002 will be announced on March 11, 2003.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Internet: www.wolterskluwer.com

For more information, please contact:
Press: Eric Heres, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Annie Hull-Bom, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Wolters Kluwer nv,
P.O. Box 75248
1070 AE Amsterdam
The Netherlands

dlw 9/5

APOLLOLAAN 153
P.O. BOX 75248
1070 AE AMSTERDAM
THE NETHERLANDS
PHONE +31 20 6070 400
FAX +31 20 6070 490

WWW. WOLTERSKLUWER.COM

Wolters Kluwer

PRESS RELEASE

Wolters Kluwer nv
August 13, 2002

Wolters Kluwer intends to purchase up to 1,500,000 depositary receipts to cover stock option plan

Wolters Kluwer announced today that it intends to buy up to a maximum of 1,500,000 of its own depositary receipts, equaling 0.5% of the outstanding fully diluted share capital, to underpin its employee stock option plan.
The buy-back of depositary receipts will take place in the near future.

Note for the editor:

Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.8 billion, employing approximately 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education.
The Wolters Kluwer shares are quoted on the Euronext Amsterdam. Preliminary results will be announced in January 2003. The financial results for the year 2002 will be announced on March 11, 2003.

Internet: www.wolterskluwer.com

For more information, please contact:
Press: Eric Heres, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Annie Hull-Bom, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Wolters Kluwer nv,
P.O. Box 75248
1070 AE Amsterdam
The Netherlands

APOLLOLAAN 153
P.O. BOX 75248
1070 AE AMSTERDAM
THE NETHERLANDS
PHONE +31 20 6070 400
FAX +31 20 6070 490

WWW. WOLTERSKLUWER.COM

Wolters Kluwer

PRESS RELEASE

Wolters Kluwer nv
August 12, 2002

Wolters Kluwer appoints new Secretary to the Executive Board and new Vice President Investor Relations

Wolters Kluwer announced today that it has appointed Oya Yavuz (31) as Vice President Investor Relations and Paul van der Torre (36) as Secretary to the Executive Board at its Corporate Office in Amsterdam. Oya Yavuz, presently working as Associate with Heidrick & Struggles Executive Search, will succeed Annie Hull on September 1. Annie Hull was appointed Vice President Business Analysis & Control of Wolters Kluwer earlier this year. Paul van der Torre joined Wolters Kluwer from his role as consultant with Boston Consulting Group, on August 1. He takes over as Secretary to the Executive Board from Patrick Hendriks, who was recently named Vice President and Managing Director of Kluwer Law International.

Oya Yavuz held several posts in Asset Management with ABN AMRO between 1997 and 2001. She graduated with a Masters in Business Administration at Webster University (Leiden) in 1996.

Before joining Wolters Kluwer, Paul van der Torre worked as consultant with The Boston Consulting Group for five years. At The Boston Consulting Group he handled projects in a range of different industries – financial services, chemicals, consumer goods and media. He has extensive experience of consulting on board level, and dealing with strategy, corporate governance and organization issues. Paul van der Torre is a graduate of Law and Medicine and took his Masters in Business Administration at Insead (Paris).

Note for the editor:

Wolters Kluwer is a multinational information services company with annual sales of approximately EUR 3.8 billion, employing approximately 20,000 people in Europe, North America and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education. The Wolters Kluwer shares are quoted on the Euronext Amsterdam. The financial results for the first half 2002 will be announced on August 13, 2002.

Internet:
www.wolterskluwer.com

For more information, please contact:

- Press: Eric Heres, tel. +31 20 6070 335
- Analysts/Investors: Annie Hull-Bom, tel. +31 20 6070 407

e-mail: press@wolterskluwer.com (press)
e-mail: ir@wolterskluwer.com (investor relations)

P.O. BOX 75248
1070 AE AMSTERDAM
THE NETHERLANDS
PHONE +31 20 6070 400
FAX +31 20 6070 490
WWW. WOLTERSKLUWER.COM